Film Comparables Analysis: Sisterhood

Contents

Introduction

This document contains financial projections prepared by Nash Information Services, LLC on behalf of RAIN Productions LLC for the film *Sisterhood*.

Methodology

In order to provide realistic analysis for a project, we look at comparable films released in recent years. While one cannot be sure of the performance of a movie before it is made, we can look at what other movies with similar budgets, genres, and casts have made recently to get a sense of what a representative movie of this type might make, assuming it is professionally made and marketed and gets picked up by one of the producer's target distributors.

We look at how much those comparable movies made at the box office, in the home video market (including digital streaming and purchases), via TV rights sales and through other ancillary income (licensing, in-flight entertainment, etc.). In order to avoid skewing data because of outliers that performed particularly well or badly, we use the median figures from the comps in our analysis.

Nash Information Services, LLC

Nash Information Services, LLC is the premier provider of movie industry data and research services. Major financial institutions, media companies, investors, data analysis companies and production companies rely on our nearly twenty years of data development and modeling. Within the movie industry itself, we serve approximately 1,000 clients, from the major studios and multi-billion dollar production companies to first-time independent filmmakers. Our data services are also used by web sites, app developers and other analytics companies that require a rich source of data.

Nash Information Services' models generate revenue estimates for past movies, analyses for future releases, and many other reports that can be critical to planning an investment or creating a compelling business plan for a movie. We provide sophisticated modeling tools for analyzing the past and future performance of movies, including revenue from DVD and Blu-ray sales and rentals, VOD and subscription streaming, TV sales, and foreign earnings.

Important Notice

This projection, while based on historical film performance, is entirely hypothetical and does not represent any assurance that the individual film will perform in such a fashion, it being understood that the motion picture business is highly risky and that any investor in film development and/or production must assume the risk of the complete loss of his/her investment.

Please note that all information has been obtained from sources believed to be reliable. However, NIS does not make any warranties as to the accuracy, completeness or adequacy of this Data. NIS assumes no liability arising from the use or disclosure of this Data.

Investor Scenarios: These are forward looking projections that cannot be guaranteed.

	Low	Medium	High
Revenue Multiplier vs. Median Projection	50%	100%	200%
Revenue			
Domestic Box Office	$3,242,879	$6,485,758	$12,971,516
Domestic Video Consumer Spending (retail DVD, Blu-ray, video rentals, PPV, VOD and download)	$5,295,765	$10,591,530	$21,183,061
International Box Office	$1,446,802	$2,893,603	$5,787,206
International Video Consumer Spending (retail DVD, Blu-ray, video rentals, PPV, VOD and download)	$1,905,664	$3,811,327	$7,622,655
TV & Ancillary	$829,610	$1,659,221	$3,318,441
Pre-Release Receipts			
Domestic & International Advances/Pre-Sales	$0	$0	$0
Post-Release Receipts			
Domestic Overage	$0	$3,875,232	$11,767,759
International Overage	$87,697	$1,511,854	$4,360,166
Worldwide Post-Release Receipts	**$87,697**	**$5,387,086**	**$16,127,925**
Investment Required			
Production Budget	$3,000,000	$3,000,000	$3,000,000
Less: Studio Contribution to Production Costs	$0	$0	$0
Less: Tax Incentives/Rebates	($900,000)	($900,000)	($900,000)
Less: Domestic & International Advances/Pre-Sales	$0	$0	$0
Initial Investment	**$2,100,000**	**$2,100,000**	**$2,100,000**
Investor Return Summary			
Production Company Share of Receipts	$87,697	$5,387,086	$16,127,925
Investment Preferred Return (+20%)	$87,697	$2,520,000	$2,520,000 A
Net Film Profit After Investor Preferred Return	$0	$2,867,086	$13,607,925
Investor Participation (50%)	$0	$1,433,543	$6,803,963 B
Cash Return to Investors	**$87,697**	**$3,953,543**	**$9,323,963 A+B**
RoI for Investors	**(96%)**	**88%**	**344%**

Domestic Analysis: These are forward looking projections that cannot be guaranteed.

The Domestic Analysis shows the returns from the domestic (US + Canada) market, based on the median performance of the comparison films, assuming the distributor charges a 30% distribution fee and deducts expenses before making payments to the production company.

	Low	Medium	High
Revenue Multiplier vs. Median Projection	50%	100%	200%
Theatrical Revenue:	$3,242,879	$6,485,758	$12,971,516
Less Theatrical Rentals:	($1,459,296)	($2,918,591)	($5,837,182)
Gross Theatrical Revenue to Distributor:	$1,783,584	$3,567,167	$7,134,334
Less Distribution Fee:	($535,075)	($1,070,150)	($2,140,300)
Less Advertising Costs:	($2,476,945)	($2,476,945)	($2,476,945)
Less Advertising Overhead:	($247,695)	($247,695)	($247,695)
Less Print Costs:	($531,736)	($531,736)	($531,736)
Less Distributor Overheads:	($451,302)	($451,302)	($451,302)
Net Theatrical Revenue:	**($2,459,169)**	**($1,210,660)**	**$1,286,356 A**
Video Revenue:	$5,295,765	$10,591,530	$21,183,061
Less Retail Profit, Manufacturing and Distribution Costs:	($2,005,186)	($4,010,371)	($8,020,742)
Gross Video Revenue to Distributor:	$3,290,580	$6,581,159	$13,162,319
Less Distribution Fee:	($987,174)	($1,974,348)	($3,948,696)
Less Video Marketing Costs:	($247,695)	($247,695)	($247,695)
Less Advertising Overhead:	($24,769)	($24,769)	($24,769)
Less Distributor Overheads:	($37,154)	($37,154)	($37,154)
Net Video Revenue:	**$1,993,788**	**$4,297,193**	**$8,904,005 B**
Gross TV Revenue:	$480,231	$960,463	$1,920,926
Less Distribution Fee:	($144,069)	($288,139)	($576,278)
Net TV Revenue:	**$336,162**	**$672,324**	**$1,344,648 C**
Gross Ancillary Revenue:	**$83,125**	**$166,250**	**$332,500**
Less Distribution Fee:	**($24,937)**	**($49,875)**	**($99,750)**
Net Ancillary Revenue:	**$58,187**	**$116,375**	**$232,750 D**
Net Revenue Attributable to Production Company:	**$0**	**$3,875,232**	**$11,767,759 A+B+C+D**
Less Domestic Advance:	$0	$0	$0
Less Studio Overhead on Advance:	$0	$0	$0
Domestic Overage:	**$0**	**$3,875,232**	**$11,767,759**

International Analysis: These are forward looking projections that cannot be guaranteed.

The International Analysis shows the returns from international markets based on the median performance of the comparison films. The analysis assumes a consistent distribution model overseas, where distributors charge a 30% distribution fee and deduct advances and expenses before making payments to the production company.

	Low	Medium	High
Revenue Multiplier vs. Median Projection	50%	100%	200%
Theatrical Revenue:	$1,446,802	$2,893,603	$5,787,206
Less Theatrical Rentals:	($795,741)	($1,591,482)	($3,182,963)
Gross Theatrical Revenue to Distributor:	$651,061	$1,302,121	$2,604,243
Less Distribution Fee:	($195,318)	($390,636)	($781,273)
Less Advertising Costs:	($773,558)	($773,558)	($773,558)
Less Advertising Overhead:	($77,356)	($77,356)	($77,356)
Less Print Costs:	($237,232)	($237,232)	($237,232)
Less Distributor Overheads:	($151,618)	($151,618)	($151,618)
Net Theatrical Revenue:	**($784,022)**	**($328,279)**	**$583,206 A**
Video Revenue:	$1,905,664	$3,811,327	$7,622,655
Less Retail Profit, Manufacturing and Distribution Costs:	($788,469)	($1,576,939)	($3,153,877)
Gross Video Revenue to Distributor:	$1,117,194	$2,234,389	$4,468,777
Less Distribution Fee:	($335,158)	($670,317)	($1,340,633)
Less Video Marketing Costs:	($77,356)	($77,356)	($77,356)
Less Advertising Overhead:	($7,736)	($7,736)	($7,736)
Less Distributor Overheads:	($11,603)	($11,603)	($11,603)
Net Video Revenue:	**$685,341**	**$1,467,377**	**$3,031,449 B**
Gross TV Revenue:	$266,254	$532,508	$1,065,016
Less Distribution Fee:	($79,876)	($159,752)	($319,505)
Net TV Revenue:	**$186,378**	**$372,755**	**$745,511 C**
Net Revenue Attributable to Production Company:	**$87,697**	**$1,511,854**	**$4,360,166 A+B+C**
Less International Advances:	$0	$0	$0
Less Distributor Overheads on Advances:	$0	$0	$0
International Overage:	**$87,697**	**$1,511,854**	**$4,360,166**

Comparable Films: these are forward looking projections that cannot be guaranteed.

The following films were used to produce the estimates in these reports. For each film, a full breakdown of box office and video revenue in each territory was compiled using a mixture of official studio reports and Nash Information Services, LLC's analytical models. The median performance for the movies in each territory was then used to create a revenue projection for *Sisterhood*.

In the table below, we summarize the financial performance for each of the comparison films across the theatrical, home video/digital and the TV and ancillary markets. The estimated revenue collected by the production companies for each movie is calculated based on a standard distribution model where the studio pays P&A costs, charges a 30% distribution fee, and has industry average overheads for advertising, currency conversion, guild fees, etc. Note that a film will have a "collected revenue" figure of $0 under this model if the distributor did not earn enough to cover marketing costs of the film.

Film Name	Revenue			Producer Profit and Loss		
	Theatrical	Home Video and Digital	TV and Ancillary	Production Budget	Collected Revenue	Profit/(Loss)
Black Swan	$331,266,710	$233,551,228	$47,010,545	$13,000,000	$134,219,807	$121,219,807
Garden State	$36,028,802	$76,849,403	$9,499,650	$2,500,000	$46,833,621	$44,333,621
Whiplash	$33,400,074	$85,142,160	$10,125,971	$3,300,000	$31,398,061	$28,098,061
The Gift	$58,978,653	$39,833,589	$9,762,446	$5,000,000	$19,997,338	$14,997,338
Nightcrawler	$50,334,418	$69,018,318	$10,788,869	$8,500,000	$21,061,560	$12,561,560
The Skeleton Twins	$5,797,192	$12,164,921	$1,064,459	$1,000,000	$2,873,584	$1,873,584
First Reformed	$3,824,017	$11,733,111	$1,014,548	$3,500,000	$4,535,715	$1,035,715
Young Adult	$22,750,356	$50,966,551	$3,447,282	$12,000,000	$13,015,354	$1,015,354
Cam	$0	$1,500,000	$0	$1,000,000	$1,198,125	$198,125
Ingrid Goes West	$3,271,468	$11,220,371	$820,232	$2,000,000	$1,504,944	($495,056)
Moka	$1,889,304	$1,117,560	$403,958	$5,000,000	$612,225	($4,387,775)
Assassination Nation	$2,852,759	$8,401,042	$709,182	$7,000,000	$1,268,801	($5,731,199)

Production Financing and Distribution Assumptions: These are forward looking projections that cannot be guaranteed.

Production Budget:	**$3,000,000**
Production Tax Rebates/Incentives:	30%
Production Company Share of Production Costs:	100%
Production Company Equity Share:	100%
Theatrical Distribution Fee:	30%
Home Video Distribution Fee:	30%
Home Video Royalty Rate:	100%
TV Distribution Fee:	30%
Ancillary Distribution Fee:	30%
Pre-Production Domestic Advance:	$0
Post-Production Domestic Advance:	$0
Pre-Production International Pre-Sales:	$0
Post-Production International Advances:	$0
Studio Overhead on Advances:	15%
Investor Preferred Return:	20%
Investor Participation Beyond Preferred Return:	50%

Other Assumptions Used in Calculations

Domestic Theatrical Rental Rate:	45%
International Theatrical Rental Rate:	55%
Domestic Video Retail Margin:	17%
Domestic Video Wholesale Overheads:	10%
International Video Retail Margin:	17%
International Video Wholesale Overheads:	15%
Domestic Video Rental Margin:	40%
International Video Rental Margin + Overhead:	45%
Video Advertising vs. Theatrical Advertising:	10%
International Ad Rates vs. Domestic Ad Rates:	70%
Distributor Advertising Overhead:	10%
Other Distributor Overheads (Taxes, Guild Fees etc.) vs. P&A Budget:	15%

make any warranties as to the accuracy, completeness or adequacy of this Data. NIS assumes no liability arising from the use or disclosure of this Data.